


10015252

Sheila A. Murray
Executive Vice-President,
General Counsel and Secretary

2 Queen Street East, Twentieth Floor
Toronto, Ontario M5C 3G7
T: 416-681-1731
F: 416-365-0501
E: smurray@ci.com

February 1, 2010

United States Securities
and Exchange Commission
Washington, D.C. 20549

Dear Sirs: Fund Management Inc.

Re: CI ~~Financial Corp.~~ (the "Company"), as successor to CI Financial Inc. and CI Financial Income Fund
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number, along with a Form 6-K.

If you have any questions or comments, please contact the undersigned.

Yours truly,

CI FINANCIAL

Sheila A. Murray
Executive Vice-President,
General Counsel and Secretary

SAM/ih
Encls.

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CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Financial reports net sales of $1.5 billion in 2009

TORONTO (January 4, 2010) – CI Financial Corp. ("CI") today reported net sales of $1.5 billion and growth in assets under management of $12.1 billion or 22.1% for calendar year 2009.

CI posted gross retail sales of $8.5 billion for the year, with net sales consisting of $1.6 billion in net sales of long-term funds and $71 million in net redemptions of money market funds. CI recorded positive net sales in 11 of 12 months in 2009. CI also ranked fourth in the industry for net sales for the year-to-date (as of November 30, 2009).

"In a year that started out with extreme challenges for financial markets, CI finished with growth in assets under management of 22% and continued as one of the top-selling fund companies in Canada," said Stephen A. MacPhail, CI President. "Our tremendous lineup of funds and portfolio managers, with award-winning industry leaders such as Eric Bushell and Gerry Coleman, has put us in a very strong competitive position."

At the 2009 Canadian Investment Awards, Eric Bushell, Chief Investment Officer of Signature Global Advisors, was named Morningstar Equity Fund Manager of the Year, and three Signature funds were winners in their categories. In total, CI Investments Inc. received seven awards, including Analysts' Choice Investment Fund Company of the Year – the third time in four years that CI Investments has won this prestigious award. Meanwhile, Portfolio Manager Gerry Coleman, head of CI's Harbour Advisors, was named Fund Manager of the Decade by *The Globe and Mail* newspaper. In addition, at November 30, 2009, CI Investments had 85 mutual and segregated funds with Morningstar Canada's top five-star ranking.

CI's successful product launches in 2009 included Signature Diversified Yield Fund and Signature Diversified Yield Corporate Class, which provide investors with exposure to high-yield asset classes. The funds were launched in mid-November and have already attracted $100 million in assets.

For the month of December, CI had gross sales of $808 million and net sales of $100 million, consisting of net sales of $81 million in long-term funds and $19 million in money market funds.

At December 31, 2009, CI had total fee-earning assets of $88.8 billion, an increase of $14.7 billion or 19.8% over the year. Assets under management consisted of investment funds of $62.7 billion, which increased 23.4% in 2009, and institutional managed assets of $4.0 billion. CI also had assets under administration at Assante Wealth Management (Canada) Ltd. of $21.4 billion and other fee-earning assets of $741 million.

In other recent developments, CI completed the sale of Blackmont Capital Inc. to Macquarie Group, effective December 31, 2009. At the same time, Blackmont's capital markets operations

were transferred to CI Capital Markets, a newly created subsidiary. The statistics in this press release have been adjusted to reflect this change.

Additional information about CI's sales, assets and financial position can be found below in the tables of preliminary statistics and on its website, www.ci.com/cix, in the Statistics section. The sales and assets reported in this release are the only statistics authorized by CI and CI takes no responsibility for reporting by any external sources.

CI FINANCIAL CORP.
December 31, 2009
MONTH-END STATISTICS

MONTHLY SALES DATA RETAIL MANAGED FUNDS	GROSS SALES (millions)	REDEMPTIONS (millions)	NET SALES (millions)
Long-term funds	$715	$634	$81
Short-term funds	$93	$74	$19
TOTAL RETAIL FUNDS	$808	$708	$100

FEE-EARNING ASSETS	Nov. 30/09 (millions)	Dec. 31/09 (millions)	% Change
Retail assets under management	$61,460	$62,704	2.0%
Institutional managed assets	4,039	3,958	-2.0%
TOTAL assets under management	$65,499	$66,662	1.8%
Assante assets under administration*	20,996	21,356	1.7%
CI other fee-earning assets	743	741	-0.3%
TOTAL FEE-EARNING ASSETS	$87,238	$88,759	1.7%

MONTHLY AVERAGE RETAIL ASSETS UNDER MANAGEMENT	Nov. 30/09 (millions)	Dec. 31/09 (millions)	% Change
Monthly average retail assets	$61,139	$62,005	1.4%

QUARTERLY AVERAGE RETAIL ASSETS UNDER MANAGEMENT	Sept. 30/09 (millions)	Dec. 31/09 (millions)	% Change
Quarterly average retail assets	$57,963	$61,186	5.6%

FISCAL AVERAGE RETAIL ASSETS UNDER MANAGEMENT	Fiscal 2008 (millions)	Fiscal 2009 (millions)	% Change
Fiscal year average retail assets	$60,208	$55,430	-7.9%

EQUITY		FINANCIAL POSITION (millions)	
Total outstanding shares	291,835,002	Bank debt	$679
QTD weighted avg. shares	291,913,153	Cash and marketable securities	(75)
Yield at $22.00	3.3%	Net debt outstanding	$604
In-the-money options	6,389,942	In-the-money option liability (net of tax)	$23
Percentage of all options	99%	Terminal redemption value of funds	$803
All options % of shares	2.2%	Quarter-to-date equity-based compensation**	$12

*Includes CI and United Financial investment fund assets administered by Assante advisors.
**Estimate partially based on marked-to-market pre-tax option expense accrual from change in share price and vesting from last quarter-end ($20.59) to December 31, 2009 ($22.00)

CI Financial **News Release**

GEOGRAPHIC EXPOSURE OF AUM			
Canada	51%	Asia	3%
United States	22%	Other	3%
Europe	10%	Cash	11%

CI FINANCIAL CORP. December 31, 2009 YEAR-END STATISTICS			
YEAR-END SALES DATA	GROSS SALES (millions)	REDEMPTIONS (millions)	NET SALES (millions)
Long-term funds	$7,494	$5,913	$1,581
Short-term funds	$1,028	$1,099	-$71
TOTAL RETAIL FUNDS	$8,522	$7,012	$1,510

FEE-EARNING ASSETS	Dec. 31/08 (millions)	Dec. 31/09 (millions)	% Change
Retail managed funds	$50,820	$62,704	23.4%
Institutional managed assets	3,765	3,958	5.1%
TOTAL assets under management	$54,585	$66,662	22.1%
Assante assets under administration*	18,449	21,356	15.8%
CI other fee-earning assets	1,053	741	-29.6%
TOTAL FEE-EARNING ASSETS	$74,087	$88,759	19.8%

CI FINANCIAL CORP. 2009 MONTHLY SALES SUMMARY ($ millions)				
MONTHLY SALES DATA RETAIL MANAGED FUNDS	GROSS SALES	REDEMPTIONS	NET SALES	NET LONG-TERM SALES
January	$638	$735	-$97	-$99
February	$792	$575	$217	$181
March	$702	$644	$58	$73
April	$575	$516	$59	$82
May	$649	$514	$135	$148
June	$1,056	$584	$472	$500
July	$624	$465	$159	$149
August	$534	$469	$65	$75
September	$654	$619	$35	$64
October	$771	$581	$190	$196
November	$719	$603	$116	$131
December	$808	$707	$101	$81
TOTAL RETAIL FUNDS	$8,522	$7,012	$1,510	$1,581

* Includes CI and United Financial investment fund assets administered by Assante advisors.

CI Financial **News Release**

CI Financial Corp. (TSX: CIX) is an independent, Canadian-owned wealth management company. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com/cix.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

-30-

For further information contact:
Stephen A. MacPhail
President
(416) 364-1145



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: CXC.PR.A **FOR IMMEDIATE RELEASE**

CIX Split Corp. Announces Distribution for Month Ending January 31, 2010

Toronto, January 6, 2010 – CIX Split Corp. (the "Corporation") announced today a distribution for the month ending January 31, 2010 of $0.04167 per Priority Equity Share payable on January 29, 2010 to unitholders of record as at January 15, 2010.

The Corporation's investment objectives for the Priority Equity Shares are to provide shareholders with fixed cumulative preferential monthly cash distributions in the amount of $0.04167 per Priority Equity Share to yield approximately 5.0% per annum on the original issue price and on or about the Termination Date to pay to the holders of Priority Equity Shares the original issue price of the Priority Equity shares.

The Corporation's Priority Equity Shares are listed on the Toronto Stock Exchange under the symbol CXC.PR.A.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

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2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: TCP, TCP.WT **FOR IMMEDIATE RELEASE**

Trident Performance Corp. Announces Proposed Mandatory Market Purchase Program for its Class A Warrants

Toronto, January 18, 2010 – Trident Performance Corp. (the "Corporation") announced today that it will seek the approval of its Class A Warrantholders to add a one-time mandatory market purchase program to the warrant indenture governing the Class A Warrants. Under the mandatory market purchase program, the Corporation would be required to seek to purchase Class A Warrants through the facilities of the Toronto Stock Exchange on each day on or before June 30, 2010 that the number of outstanding Class A Warrants exceeds the number of outstanding Class A Shares of the Corporation. The maximum purchase price payable by the Corporation under the mandatory market purchase would be the diluted Net Asset Value per Class A Share in effect at the time of the purchase less $10.00.

CI Investments Inc., which is the manager of the Corporation, believes that the proposed mandatory market purchase program would be beneficial to both Class A Warrantholders and Class A Shareholders by increasing liquidity for Class A Warrantholders and potentially reducing the dilutive effect of the Class A Warrants on the Net Asset Value per Class A Share.

A meeting of the Class A Warrantholders will be held on or about March 1, 2010 (on or about March 16, 2010 if quorum is not achieved on or about March 1, 2010) to approve the amendments to the Class A warrant indenture necessary to implement the mandatory market purchase program. Class A Warrantholders of record at the close of business on January 22, 2010 will be entitled to receive notice of, and to vote at, the meeting. If approved, the mandatory market purchase program will be implemented immediately following the meeting.

The Corporation's Class A Shares and Class A Warrants are listed on the Toronto Stock Exchange under the symbols TCP and TCP.WT, respectively. The Corporation also has outstanding Class F Shares and Class F Warrants which are not part of the proposal described above.

For more information, please contact:

David R. McBain
Senior Vice-President
CI Investments Inc.
(416) 364-1145



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE

Skylon Funds Announce Distributions For Month Ending January 31, 2010

Toronto, January 20, 2010 – CI Investments Inc., as manager of each of the issuers named below (the Skylon Funds), announces the following distributions for the month ending January 31, 2010 payable on February 16, 2010 to unitholders of record as at January 29, 2010:

Skylon Fund	TSX Symbol	Distribution Amount
Convertible & Yield Advantage Trust	CNV.UN	Cdn$0.1458 per unit
High Yield & Mortgage Plus Trust	HYM.UN	Cdn$0.15625 per unit
Signature Diversified Value Trust	SDF.UN	Cdn$0.0666 per unit
Skylon Global Capital Yield Trust	SLP.UN	Cdn$0.1510 per unit
Skylon Global Capital Yield Trust II	SPO.UN	Cdn$0.1510 per unit
Skylon Growth & Income Trust	SKG.UN	Cdn$0.05833 per unit
Skylon International Advantage Yield Trust		
Series A units	SIA.UN	Cdn$0.1042 per unit
Series B units	SIA.U	US$0.0417 per unit
Yield Advantage Income Trust	YOU.UN	Cdn$0.0583 per unit

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

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